May 23, 2012

VIA EDGAR

Justin Dobbie
Legal Branch Chief, U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	OSL Holdings Inc. Amendment No. 2 to Form 8-K Filed March 19, 2012 File No. 001-32658

Dear Mr. Dobbie:

We hereby submit the responses of OSL Holdings Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated April 10, 2012, to Mr. Eli Feder, the Chief Executive Officer of the Company, in regard to the above-referenced Amendment No. 2 on Form 8-K (the “Second Amendment”) to the Company’s Current Report on Form 8-K filed on October 19, 2011 (the “Original Form 8-K” and, as amended by Amendment No.1 filed on January 13, 2012 and the Second Amendment, the “Amended 8-K”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 3 to the Original Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on May 23, 2012 (the “Third Amendment”).  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amended 8-K, as further amended by the Third Amendment.

General

1.
Please note that to the extent our comments ask you to discuss, explain, or clarify, you should revise your filing accordingly. If you do not believe that revised disclosure in response to our comments is appropriate, please tell us why in your response.

Company Response: We note that to the extent the comments ask us to discuss, explain, or clarify, we will revise our filing accordingly. If we do not believe that revised disclosure is appropriate, we will explain so in our response.

2.
We note your April 5, 2012 press release that you will seek to divest yourself from your 48% interest in CDS. Given the substantial disclosure regarding CDS in your Form 8-K, please update the document where appropriate.

Company Response: We have revised the Third Amendment to remove all references regarding CDS and have updated our disclosure accordingly.

Our Strategy, page 7

3.
We note your response to prior comment 12. Please revise by clarifying, if true, that because there is no formalized or exclusive agreement with United Stationers or other suppliers, that terms favorable to you could change, or your relationship with United Stationers or other suppliers could be terminated, at any time. Additionally, please add a risk factor describing the attendant risks.

Company Response: As we do not have a formalized or exclusive agreement with United Stationers, our terms with them can change or our relationship with them can be terminated at any time.  We have added a risk factor to the Third Amendment to address this risk.

4.
We note your response to prior comment 13 and reissue. It appears that you are substantially dependent on the relationship with United Stationers, or it is otherwise material to you. We note in this regard that, among other factors, United currently provides all of the logistical and inventory support for OSL, you prominently disclose that your relationship with United gives you access to an inventory of 65,000 office products, United is also a significant supplier of CDS, your disclosure on page 8 regarding your "punch-out" capability, and your characterization of the relationship with United as a "strategic relationship." Please file the agreement with United Stationers as an exhibit to your next amended Form 8-K or, alternatively, provide us with additional analysis why this agreement is not material to you or you are not substantially dependent on it.  In your response, please tell us the percentage of office products supplied by United to OSL and CDS on a combined basis and the percentage supplied by other suppliers.

Company Response: As previously disclosed in the Second Amendment and as disclosed in the Third Amendment, we do not have a formalized agreement with united Stationers. As disclosed in Response #3, we have updated the Third Amendment to include a risk factor addressing the risks we face by not having a formalized agreement.

We are in the process of divesting our interests in CDS and therefore the percentage of office products supplied by United to CDS is no longer relevant. At this time, OSL has not sold any office products yet and therefore has not been supplied any products by United Stationers or any other distributor.

Plan of Operation, page 15

5.
We note your response to prior comment 18 and reissue. The Plan of Operation should contain a detailed discussion of each significant component of your business strategy and the estimated costs, expected source(s) of funding, and timeframe for implementation of your strategy once funding has been obtained. To the extent that implementation of a certain component of your strategy is dependent upon the successful implementation of other components of your strategy, please discuss accordingly. To the extent you have not yet completed the planning process for a particular component of your strategy, revise to so state and disclose when you anticipate completing the planning process.

Company Response: Each of our business units have been designed as a free standing unit. Each is also complemented by their sister companies and will benefit from each other’s successes. This is in part due to overlap in potential customers and similar infrastructure and technology requirements.  Each will be operated as independent ventures, with the hope that each will benefit from their related ventures.

For OSL Data, we have contracted with skilled staff to begin to create the data infrastructure needed to deliver our services to the end customers, when contracted.  We have utilized contractors to build sales presentations and collateral materials that are currently being presented to potential end customers.  Monthly operational expenses are less than $10,000 per month with the need to finalize all infrastructures within 60 days of our first end customer contract at a cost of less than $100,000 in additional technology development and operational staffing.

For OSL Diversity Marketplace, we have contracted with seasoned executives to handle the development of the marketplace platform pilot, data infrastructure and business development activities. We have utilized these contractors to develop visual demonstrations of the future marketplace, working beta technology features such as supplier search functionality, sales presentations, branded website development, marketing agreements and day to day operational needs of the business unit as we offer pilot program contracts to the end customer. The monthly operational expenses are approximately $50,000 per month with the need for an additional $250,000 in capital to finalize the pilot platform within 90 days of our first end customer contract for our pilot program.

For OSL Rewards, we have contracted with skilled staff to create the technology integration needed to deliver our rewards platform and services to the end customers. We have utilized these contractors to create sales presentations, collateral materials, website architecture, and contact partners so that we can deliver our solution to the end customer. Currently we are presenting to potential end customers a pilot program that we will deliver within 90 days of signing an agreement.  The monthly operational expenses are approximately less than $10,000 per month with the need for an additional $75,000 in capital to finalize the technology integration for the pilot program.

For OfficeSupplyLine, we are leveraging current staff to operate day to day, create sales presentations and collateral materials to secure partners and end customers. We anticipate deploying our offering to secured end customers within the next quarter. Currently our operational expenses are less than $5,000 per month with the need for less than $10,000 in additional capital to deploy our offering to the end customer.

Currently, we leverage the executive staff, offices, technology infrastructure and operational expenses of OSL Holdings of less than $50,000 per month to manage and plan all business unit activities until such time as each unit is generating revenue to support hiring full-time employees to run operations. The current infrastructure and operational support includes phone systems, email platform, project management software, sales software, database management tools, office space, conferencing tools, administrative staff, sales support, website development contractors, marketing consultants, sales consultants, technology consultants and programmers.

6.	We note your response to prior comment 20. Please file the contract with MBS Dev as an exhibit to your next amended Form 8-K or advise.

Company Response: We have terminated the MBS contract and expect to receive a return of our $10,000 deposit.

7.	We note your response to prior comment 21. Please revise to state where you derived the information specified in response to our comment.

Company Response: As our ownership interest of CDS will be divested, this information is no longer relevant.

8.
We note your response to prior comment 22. Please revise to disclose the substance of your response to our prior comment in your next amended Form 8-K. In addition, please expand your revised disclosure to include any other information demonstrating that OSL is the primary beneficiary of the majority of the risks and rewards. In your revised disclosure, please cite the appropriate accounting literature, including a citation to the new applicable ASC topic.

Company Response: As our ownership interest of CDS will be divested, this information is no longer relevant.

9.	We note your response to prior comment 23. Please disclose the estimated cost to hire additional personnel and the expected timeframe to hire them once you have obtained sufficient funding.

Company Response: We are paying several consultants monthly to assist in our product development and sales at an aggregate monthly cost of approximately $25,000 per month. Once we obtain sufficient funding, we expect to hire the same individuals as full time employees for an aggregate monthly cost of approximately $50,000 per month.

10.
We note your response to prior comment 24. Please revise by disclosing the substance of your response to our prior comment in your next amended Form 8-K.  Additionally, please clarify whether you expect your rewards program to be the exclusive rewards program for your partner's customers. Also, please clarify what you believe to be the competitive advantage(s) that your rewards program may possess over the rewards programs of your partner suppliers.

Company Response: Our partners do not need to make our rewards program the exclusive rewards programs. We will enter into marketing agreements with partners for exclusive and endorsed programs, but it is not required.

The benefit to the partner for exclusive use of our program is higher revenue sharing on the program. The competitive advantages of our program versus the current programs a partner may vary based on the program the partner is currently running. Advantages of our program are that our program is merchant (retailer) funded versus partner funded, the rewards will be portable from merchant to merchant—rewards earned by spending at one merchant can be redeemed at another merchant—, revenue sharing for usage of issued rewards as well as deminimus cost for the rewards issuer or partner.

For example one of our target audiences are HR departments of corporations where current programs are normally partner funded rewards. Our program can mirror the current programs a corporate HR might be running while integrating our “new” merchant funded rewards as an option.  This allows corporation employees the option to utilize the new rewards currency that is merchant funded. Every time an employee uses the new rewards, the company saves the expense of company funded rewards, which saves the corporation money.

11.
We note your response to prior comment 25. Please disclose the substance of your response to our prior comment in your next amended 8-K. In addition, please expand your revised disclosure by discussing the market rates, if available, for the processing and administration fee. Please also discuss the nature of the revenues you expect to generate from potential advertising or marketing agreements. For instance, discuss whether you expect to receive flat-rate fees or per-customer or percentage commissions.

Company Response: As discussed in response to comment #10, one of the major advantages for our partners is revenue sharing from issuance of rewards when they are redeemed, as we share a percentage of revenue received from merchants with the issuers of the rewards.

The market rates for the merchants to redeem our member rewards will vary, but will be a percentage of the amount of discount redeemed typically less than 20% of the equivalent redemption dollar amount.  Additionally we will also allow merchant partners to pay flat rate advertising fees or CPM’s (cost per thousand of advertised audience) rates for advertising space to increase exposure of their products/services or advertisements to members.

Financing, page 16

12.	We note your response to prior comment 26. Please disclose the substance of the last two sentences of your response to our prior comment in your next amended Form 8-K.

Company Response: We have revised the Third Amendment to add this disclosure.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow + Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

OSL Holdings Inc.

By:	/s/ Eli Feder
Eli Feder Chief Executive Officer